                                                         Filed By VeriSign, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                       Subject Company:  Network Solutions, Inc.
                                                   Commission File No. 000-22967



                             VERISIGN INCORPORATED

                          Moderator: Stratton Sclavos
                                 March 7, 2000
                                  7:00 am CT



Operator:  Good day and welcome to this Verisign, Incorporated Strategic Special
     Announcement conference call. Today's call is being recorded.

     At this time for opening remarks and introductions I'd like to turn the call over to Mr. Stratton Sclavos. Please go ahead sir.

Stratton Sclavos: Thank you and good morning everybody. And thanks for joining us on the call.

     Also here with me today is Jim Rutt, the Chief Executive Officer of Network Solutions, Dana Evan, our Chief Financial Officer, and in Virginia, Bob Korezeniewski, the Chief Financial Officer of Network Solutions.

     Before we begin the call I would like to inform you that a press release covering today's announcement was sent over the wire this morning at 4:00 am Pacific Time.

     And of course I also need to remind you that the matters we will be discussing today may be forward-looking statements. As such they are subject to the risks and uncertainties as described in both companies' most recently filed 10-Qs and 10-Ks.

     I will be spending the next 15 to 20 minutes discussing the business and financial considerations for the strategic acquisition that Verisign is announcing today. Then we'll open up the call for your questions. The call will end promptly at 6:00 am Pacific Time or earlier if there are no further questions.

     Please feel free to call Jim, Bob, Dana or me later in the day if you'd like further information. We'd be glad to take your call.

     Okay, with the preliminaries out of the way let's begin. I'm very pleased to announce that Verisign has entered into a definitive agreement to acquire Network Solutions, the leading provider of domain name registration and global registry services for the dot com, dot net and dot org domains.

     In order to set the context for a more detailed discussion of this transaction I'd like to first say a few words about our overall strategy. Now as many of you know we describe our corporate mission as providing the trust services that make e-commerce work. We plan to do this for every transaction, every communication, everywhere around the world.

     Our authentication, payment and validation services have formed the basis of this trusted environment for e-commerce for the last several years. With today's announcement we're seeing a very exciting expansion of our notion of this Internet trust infrastructure.

     Again, Verisign is announcing today that we'll be acquiring Network Solutions. We believe it creates a global Internet infrastructure leader who can provide the critical life-cycle services for every e-business, from the time they get on and get a domain name through their establishing of a commercial presence all the way through simple e-commerce and on to global trading.

     We believe it's a highly complementary fit in both the technology and infrastructure, the customer sets, channels of distribution, business culture and personal culture of the companies and, of course, business models.

     We also believe there are numerous top- and bottom-line synergies that we'll be explaining in a little bit more detail. And now this will give us over 9 million customers on a global basis.

     The transaction highlights are as follows. We will be issuing 2.15 Verisign shares for each share of N-Sol. The pro forma ownership on a fully diluted basis would be 60% Verisign, 40% Network Solutions. And the board composition will include six representatives from the Verisign side and three from Network Solutions.

     The key management team in this combination will be myself as the CEO, Dana as the Chief Financial Officer of the overall corporation, Jim continuing on as the CEO of the NSI subsidiary and also taking on broader strategic roles within the company. And Bob Korezeniewski will be the executive in charge of the integration team to drive that forward and will then take on a significant operating role within the company.

     The transaction is going to be treated as a purchase accounting transaction where we target the close some time in Q3 of this year.

     I want to step back for a second and talk a little bit about why we think this is such a powerful combination. We really believe the keys to Internet success have been proven to be the notion of being an enabler and therefore beneficiary of both the Internet and e-commerce growth, the notion of being the first mover in a given space and being able to prove scale and global reach; coupling that with strong technology and distribution partnerships and being a neutral trusted third party who delivers services to both B-to-C and B-to-B environments.

     And that's where I think you see a very highly complementary fit between Network Solutions and Verisign. Network Solutions has been the market leader in infrastructure for Internet identity and presence, where we've been the leader in infrastructure for trusted e-commerce.

     They were the first mover in domain registration. We were the first mover in digital authentication and global public key infrastructures.

     They're the exclusive Internet registry. And they provide the DNS infrastructure. Verisign has been a unique technology imbedded in key Internet applications like browsers that makes our services ubiquitous.

     Both companies are market share and brand leaders and have hundreds if not thousands of both channel partners and global affiliates. We both operate on subscription-based business models and have shown strong financial performance.

     We think this is a great combination for customers as well. If you step back for a second and look at the customer life cycle as a business enters the Internet we first start with Web identity then move to commercial presence, simple e-commerce, customer and supply-chain management and eventually global trading.

     In each one of these steps Verisign and Network Solutions can now provide a cohesive, integrated service to allow our customers to succeed. We've built trusted infrastructure in the registry, DNS, directory, public key infrastructure, payment and validation areas.

     And we leveraged that very reliable 24-by-7 operation to now be able to provide domain name registration, digital certificates, secure application services for things like DPN, business to business exchanges in wireless, payment services for credit cards, purchase cards and even ACH direct wire transfers and eventually digital notary services for things like digital receipts.

     That means as we look at the market opportunity ahead of us we believe there are almost 160 million businesses or entities that could some day need a Web identity. There we'll be providing Network Solutions domain names, directory listing and DNS services.

     As companies move to commercial presence which we believe there could be almost 40 million doing some time over the next four to five years, our Web site creation and global management services, again out of Network Solutions, make a tremendous amount of sense.

     Many of those companies will move into simple e-commerce where Verisign's Web site certificates and payment services through our recently closed transaction with Signio will deliver the key e-commerce services needed.

     And then into customer and supply-chain management and global trading where things like extra-net services, business grade messaging, trusted directories, buyer and seller credentials and ACH payments will fill out the infrastructure services.

     We think there's an increasing value proposition. Customers can start with us now at $35 per year for their Web identity and move up the food-chain through things like commercial presence and Web site creation at $300 per year on average to simple e-commerce where we may be seeing $1000 per year per entity, to customer and supply-chain management that could generate anywhere from $50,000 to $200,000 per year or more as these environments take off.

     So there's a full and increasing value proposition and a strong synergy from bringing Web presence and identity services and coupling them with our proven e-commerce services.

     And we have very, very strong customer momentum on both sides of this transaction. We have 9 million domain name customers, 200,000 e-commerce sites we've served, over 1000 enterprises that now use our managed services to roll out secure business and secure communications transactions, and over 20 global affiliates, companies like British Telecommunications, KPN and others within Europe, Asia, and Latin America that are now broadening this global network of trust.

     Many people are asking, why this combination now? Well I think both companies and our boards felt that the Internet and e-commerce growth is accelerating and that the biggest opportunity is still in front of us. We also both have seen that customers are demanding integrated services. They want service providers to do managed services for them and to provide turnkey one-stop shopping for a broad range of services that can help them roll out their e-business initiatives.

     We also believe we have an ability right now to establish the lifetime customer relationship from Web identity, which is a hugely sticky proposition, all the way out through employee, customer and buyer and seller identity credentials.

     We also on the technology and infrastructure side believe we combined, have the potential to e-commerce enable every business overnight through work we can do on the domain naming system with things like secure DNS as well as through the global directory systems that we're both building we believe we can build, really, a commerce infrastructure for the Internet.

     And lastly we do believe this unique combination creates critical mass, creates an entity that can now be the premiere provider of these services on a global basis.

     And we're seeing compelling synergies as we start to look forward. On the customer side we see reduced acquisition costs and both a cross-sell and up-sell opportunity in the services. With technology and products, things like secure DNS, trusted directories and advanced messaging services come to mind.

     At the infrastructure, level we believe we can commerce enable both infrastructures and link them and then extend our global reach through the international affiliates program both companies have underway.

     And in distribution there's over 4000 re-sellers now and we'll be offering them a much more enhanced portfolio of services, cradle-to-grave one-stop shopping for all of the needs that their customers have in moving onto the Internet.

     At this time I'd like to turn the call over to Jim Rutt, the CEO of Network Solutions, for a few comments. And then we'll come back and touch on the financial highlights. Jim?

Jim Rutt: Hello. Speaking for the management team of Network Solutions, we are very pleased to be part of this transaction that will create the premiere trusted Internet infrastructure services company. We have concluded that there really are numerous near-term synergies and touch points between the two companies as well as very exciting long-term strategic opportunities in this combination that make this the right deal at the right time.

     Speaking personally, I look forward to working with Stratton and Dana and the rest of the Verisign team going forward.

Stratton Sclavos: Thanks Jim. We feel the same. On the business model side, many of you know both companies very well. We each have multiple revenue sources and an annuity-like recurring revenue stream because of our subscription-based models.

     We both also have significant deferred revenue, which not only gives investors good predictability and visibility but also management a long-term horizon for planning. We've both been seeing expanding margins at the gross, operating and net models for the last two years. And we both generate strong operating cash flow. In fact, the combination will have approximately $1 billion on the balance sheet.

     We see this as a way to accelerate both team's sales, marketing and investment opportunities to expand these opportunities even more quickly.

     Seeing the revenue momentum on both sides has been strong. Verisign's was close to 300% top-line annual growth over the last few years, and Network Solutions 130% or so.

     Each company also reported record numbers in the fourth quarter of 1999, revenues strongly up from previous quarters. And the deferred line again, these are fees booked and collected right, but put on the balance sheet to be ratably recognized in by both companies over those one to two year periods of the subscription services we offer, have been growing significantly, in fact, outpacing top-line growth over the last few quarters.

     So I think in summary, the combination produces one of the most powerful business models on the Internet where we can combine market opportunity and synergies, can drive revenue acceleration in the future and accretion on a cash EPS basis. Of course we'll be trading into the purchase accounting model. And so you'll be seeing goodwill amortized over approximately three to five years.

     So in summary, we think we've created the Internet trust company with critical Internet infrastucture services from cradle to grave, from Web site identify all the way through to global trading initiatives.

     We believe we've got an untapped market opportunity and that with the Verisign services in line with Network Solution services we'll be able to exploit those opportunities more quickly into a higher level.

     We now have the broadest range, we believe, of customer solutions on the Internet from an infrastucture services perspective. And we've got global distribution that has been quickly growing for both companies.

     So let me just conclude by saying we couldn't be more excited and pleased by this combination. It's something that I think the companies I think, will rally behind at an employee level. And we'll see a passion for this mission to provide the trust infrastucture to the Internet that individually we could not have achieved.

     So with that I'd like to open it up for your questions. And Operator, if we could take the first question please.

Operator:  Today's question and answer session will be conducted electronically.
     If you'd like to ask a question please press the Star followed by the digit 1 on your touch-tone telephone.

     We'll pause a moment to assemble our roster.

     We'll go first to Paul Merenblom with Prudential Securities.

Paul Merenblom: Hi. Good morning and congratulations. What a powerful combination. Stratton, let's see if we've got this straight. You couldn't buy the registry so you bought the whole thing? And...

Stratton Sclavos:  Well, Paul, as you know I've been associated with Network
     Solutions for some time. And I've always believed that this is a very strong business model independently. And as we began to have discussions about strong partnering and about looking at registry services it became very obvious that the holistic combination together was the right path to go down.

Paul Merenblom: Actually I think Jim's career track is the one that's going to make sense to everybody on Wall Street now - come in, take a company for six months and then set new records.

     But the question at hand, I guess, is threefold. Number one, what does this mean for the spinout of the registry? Number two, what does this mean from a competitive perspective, what Verisign can and can't do? You now have a new partner in the form of ICANN and the Department of Commerce. Will that change any of Verisign's activities?

     And number three, do you see this changing the competitive landscape in general over the next six to 12 months, and if so, how?

Stratton Sclavos: Sure. I think Jim and I can both talk a little bit about that.

     In terms of the registry, registrar spinouts, of course, you know, the company had been going down a path to look at the strategic options there. We will, you know, come on board and get ourselves educated along with their team. And we'll still look at all those options.

     Clearly there are many and potentially even new ones now because of this combination. And we're pretty excited at any of the options or any of the paths we might take.

     From the ICANN perspective and the Department of Commerce perspective, both have been informed of this transaction event. We have received positive reaction form the Department of Commerce.

     And, you know, we do believe obviously we'll be upholding any and all of the agreements that N-Sol has with both those entities. And because the companies had really complementary offerings as opposed to offerings that were on top of each other, you know, we do see a very nice fit here.

Jim Rutt: And I would focus you on exactly that point. The companies' product lines are very complementary and we think this combination will actually work to the benefit of the customer.

Paul Merenblom: And two quick follow-up questions. You mentioned goodwill. Can you give us a sense for size and scope of that?

Dana Evan: So goodwill will be approximately $20 billion amortized over three to five years.

Paul Merenblom: And are there any lockups in place? (SEIC) still has a pretty good chunk of stock.

Stratton Sclavos: Right, there'll be, you now, normal covenants in the transaction. And we have received an agreement from (SEIC) to in fact vote their shares in favor of this transaction.

Paul Merenblom:  Great, thank you and congratulations.

Dana Evan: Paul, let me just add to - you know, the of course, goodwill will be determined, you know, in its finality when we close the deal.

Paul Merenblom:  Thank you Dana. Again, congratulations.

Man:  Thanks Paul.

Dana Evan:  Thanks.

Operator:  We'll go next to Ray Archibold, JP Morgan.

Ray Archibold: Good morning and congratulations. Just a couple follow-up questions. When you mentioned I guess, that you're still going to review the options related to registry and registrar, when you begin the integration process between Verisign and Network solutions, how is that going to be affected when you look at the two businesses in terms of what Verisign is currently is offering vis-a-vis the registry and the registrar?

Stratton Sclavos: Right, I think that, you know, - and Bob and Jim can jump in here -- with Bob taking on the key integration role of course, he's very aware and up-to-date on, you know, all of the potential models for that. And so certainly at the registrar level there's, you know, very low hanging fruit in terms of being able to do some co-marketing of services. And we'll begin those fairly quickly.

     At the registry level, things like procured DNS and other securities provisions around the naming system, made sense for Verisign Network Solutions to be working on anyway. So I don't think you're going to see the registry registrar split issue of - create any drag in terms of new companies moving forward in looking at synergies. However, you know, as I said, we're going to evaluate all those opportunities in the very near future.

Ray Archibold:  Very good, thank you.

Operator:  Goeff Beard, Thomas Weiss & Partners.

Goeff Beard: Good morning, just a couple follow-up questions. One, the company has obviously enjoyed a very close relationship in the past. And I wondered sort of, if we could go through, you know, another cut at sort of what - at the end, the impetus was for seeing that strategic need to have the companies together as opposed to, you know, occupying that close relationship as you have to date.

     And I think the second question is, you know, sort of as it relates to some of the synergies from a financial perspective in the deal, if you could sort of walk through a little more there that would be great.

Stratton Sclavos: Sure, and I think both Jim and I will comment a little bit on the reason for the fit. I mean clearly things are accelerating in e-commerce. Things are accelerating in even companies coming on to the Web. And we did believe that the biggest opportunity, potentially as much as 90%, 95% of it is in front of us.

     So this combination gives us an ability to add lots more customers, provide more services to those customers now with the extensions to the Verisign services right, upsell and potentially generate more revenue per customer as we bring them along the curve more quickly from just Web identity through to full e-commerce initiatives.

     And we really do believe there is customer benefit here in having this be together. And from a company perspective, you know, we really achieve critical mass.

Jim Rutt: Yes, and from a standalone basis, we've been working our strategy over the last several months to expand our portfolio of offerings. It's become clear to us that the next ten million people trying to business on the Internet are different from the last bunch. These are people that want to buy (bundle). They want to press a button. They want to make it happen. They don't want to integrate itself.

     So we have been looking at other possible combinations for some time as concluded for all the all possible combinations out there, there is the one that's truly compelling in terms of linking together the right set of products at the right part of the life cycle that almost zero overlap. They can be brought together end to end and provide the customer service from the very first time they establish a presence on the Internet to the time that they're a global conglomerate through a international trading partners on a worldwide basis.

Stratton Sclavos: And Jeff, as you know, I mean we both have individually have great businesses that have been shown very strong performance over the last couple of years. We think this takes it to a whole new level.

Goeff Beard: Great, one last follow-up. Stratton, as it relates to sort of accelerating and the deployment of certificates, would there ever be a day where, you know, you would consider charging on a per use basis, sort of a razor, razor blade type situation where, you know, you made the presence of certificates ubiquitous and then, you know, charge, you know, very small fees on a per use basis?

     It seems like, you know, this sort of combination creates a dominate force where, you know, potentially you could change the operating policies of the company radically.

Stratton Sclavos: Well I think we, you know, we've certainly looked at that as a standalone company over the last few years, in fact do have one contract with the US government from the General Services Administration where we do in fact have a paid-for-use financial model. So it's certainly something we know how to do and have been gauge before.

     I think it's too early to tell Jeff, whether this would accelerate a move to that model. You know, in general the model is currently is working pretty well. We may add that as another deployment model that we would use. I don't think we'd ever replace the existing one in certain markets.

Goeff Beard:  Okay great. Thank you.

Operator:  Jeff Camp, Morgan Stanley.

Jeff Camp: Thanks very much. Hi Stratton and Jim. I've got two questions. First is just a simple one on the terms. Were the any callers on the share price for the transaction?

     And the second, is if you could go back a little bit on your relationship to date and maybe talk about what experience you've had so far? In other words, from Verisign's point of view, you know, where the majority of your customers coming off of Network Solutions partnership arrangement and vice versa the take rate from Network Solutions partnership arrangement and vice versa the other take rate from Network Solution's point of view on Verisign products and so forth?

Stratton Sclavos: So the transaction is at a fix exchange ratio of the 2.15 shares. And there are no callers.

     In terms of the partnership, you know, they have a small number of Verisign shares. I have actually been a board member there for over two years. So a lot of this has come through both the personal relationships we've enjoyed.

     I think we were literally engaging in what Jim, maybe half a dozen new initiatives together, projects where certificates were going to used within the registrar system where we were going to be offering them as part of new assurance packages that Network Solutions was going to put together. And we're beginning to look at technical integrations for things like secured DNS.

     So really where we had kind of had a arms length relationship in having just a simple resale offering, the companies were embarking on some fairly integrated programs that were taking a lot of bandwidth. So it seems like, again, like the right time to accelerate that.

Jim Rutt: Yes as part of the ah ha, there's a lot more here together than there were apart as we started looking at - more than just looking, but actually negotiating deals, as Stratton said, across the - I couldn't contract them all. But the deal negotiations that were actually underway at least as of up until about 10 o'clock last night.

Jeff Camp: Should I take that to mean in terms of the technical integration of the truck services and so forth into the registry and registrar businesses as you've largely made a lot of progress on that? When do you think that will actually, you know of those half dozen projects, when will some of it actually start to materialize do you think?

Jim Rutt:  I think you, you know, could see them in one to two quarters right?

Stratton Sclavos: There are different timelines from those around authentication for customer self-service which can be on very quick timelines to, you know, vary (D-plays) around secure DNS which could take, you know, a couple of years. So that, in fact, that's one of the beauties of this combination is not all pie-in-the-sky when we die, nor is it all just short term stuff that you work through in a quarter or two then you're struggling again.

     There is fuel in this thing for a long time to come, both in the immediate touch points as well as in the strategic opportunities in the out years.

Jeff Camp:  Great, thank you very much.

Operator:  Todd Weller, Legg Mason.

Todd Weller: Thanks, and congratulations everybody. Stratton, just for those less familiar with Verisign's business model, could you just give us some insights into the subscription level and the average duration for your certificates? Thanks.

Stratton Sclavos: Sure Todd. We have the certificate services which we put under the authentication services label. And we also have added payment services through our acquisition of Signio this last quarter.

     So in the authentication area, we offer digital certificates for Web sites where there's anywhere from $349 per year per service, upwards to $1295 per year per server depending on the level of certificate, the insurance you want to take and various other value-added services. Those are subscription-subscription model, fees are collected up front, put on the balance sheet and then recognized (inratably) either over the one or two year lifetime.

     In the enterprise markets, in the B-to-B markets we offer a managed digital certificate and PKI service where we actually issue and manage digital credentials for folks like Texas Instruments and Hewlett-Packard and Ford Motor Company under their name and to their customers or employees. But we provide the infrastructure back end.

     In that area, we charge per user per year, the number of credentials that are issued. And it can be anywhere from $10,000 to $20,000 on the low end to upwards of $300,000 or $400,000 per year again on the high end.

     Again, most of the fees, except for professional services and consulting are collected up front and put on the balance sheet even on those environments. And that's where you see our deferred revenue growth having outstripped the top line revenue growth over the last few quarters.

     Now that's in certificates. In the payment area with Signio, they charge a monthly flat fee both in the B-to-C environment for merchant and in the B-to-B environment with folks like Commerce One and others, who are integrating that platform in for buyer and seller payments, things like purchase card transactions or (HDH) transaction, very excited about Signio.

     They had about 1800 merchants at the end of December. As of the end of February, they had more than doubled that. So the growth rate there is extraordinary. And we'll treat those as monthly fees that we collect in. But we'll also over time, add yearly models where we would provide discount on the fees if someone would pay for the full year subscription. So we like this yearly subscription model as you can tell.

Todd Weller:  Great. Thanks and congratulations.

Stratton Sclavos:  Thanks a lot Todd.

Man:  Thanks Todd.

Operator:  James Pettat, Chase, Hambrecht & Quist.

James Pettat: Hey guys, congrats on the deal. Two quick questions. Number one, and I may have missed this, but could you talk about any identified synergies on the cost side, and then any initial color specifically on revenues synergy sand then timing of?

     And then second and a little bit more indirect, but with $1 billion in cash and the potential for obviously a key infrastructure positioning, well what are your collective thoughts now on a formulized B-to-B kind of venture incubator kind of strategy going forward here? Thanks.

Stratton Sclavos: Well this is certainly not a deal driven by a desire for cost savings on either side. Both companies are hiring as fast as they can and seeing if businesses expand pretty dramatically. So we would expect not only to keep all of the current employees on both sides, but in fact, both companies are ramping up hiring.

     On the revenue synergy side, we expect to see, you know, top line synergies from the deal over time. We're going to give further guidance on that in the near future.

     But obviously what we can do now is, with the registrar as the entry point to the Internet and with, you know, eight million folks having registered and that growing pretty dramatically, we'll begin to be offering the Verisign upsell services as higher end packages very, very quickly.

     And Doug (Wolford) and his team on the registrar have done a fabulous job creating that franchise. And we will be putting in the Verisign services very quickly. Those are the low hanging fruit things that Jim and I have talked about.

     You know, as it relates to what we're going to do with the cash and the whole incubation model, both companies have been pretty strategic and aggressive over the last few quarters in investments in both small Internet technology companies as well as, you know, infrastructure plays. And I would see that continuing and as probably a role that Jim will kind of expand his responsibility in into, you know, marshaling the resources of the combined company as we bring them together.

Jim Rutt: Yes it still makes - like even more sense for us to continue to make both minority investments and taxable acquisitions around functionality and around distribution partnerships and alliances on a global basis.

James Pettat: Yes, and I guess just along that line, I guess I'm wondering, will we expect to see an accelerated pace though in that regard?

Stratton Sclavos: Well I think we're kicking this around. And we talked about this over the weekend when we got the deal done. You know, we're kind of viewing that we're probably going to become a magnet right now and have a lot of incoming.

     And so, you know, just by that simple notion of probably seeing a lot more and from the fact that we'll be able to - to tap the combined resources of Jim, myself, Dana, Bob and some of the other folks on both teams, that is not an unlikely scenario that you might see some acceleration.

     Now, I'd like to be very clear on it though. We will stay on theme. This will be the trusted infrastructure play. And it is going to be, you know, first priority to get the integration right, second priority to begin looking at expansion opportunities.

Jim Rutt: And I would add Jim, as you know, I am a real stickler on developing a strategy framework and sticking to it. And Stratton and I are absolutely on the same page on that one.

James Pettat:  Thanks everybody. It looks like a very powerful marriage.

Stratton Sclavos:  Thanks Jim.

Operator:  Steve Sigmund, Dain Rauscher and Wessels.

Steve Sigmund: Good morning and congratulations. This is terrific. Have you taken a look at the long term operating model yet? I understand you're not giving exact guidance, but just curious with, you know, growth rates and maybe potentially long term margin?

Stratton Sclavos: Yes, I think that, you know, we're going to have to take some time to get the guidance straight and look at those models Steve. But, you know, clearly we do believe there are synergies to bring - to generate more revenue per customer than either company is currently doing because of the expanded... and we do believe that that is something that will, you know, occur in the near term. And that that potential could accelerate, be combined with company.

     So we're pretty excited about it. And as you know, first steps are simple steps. We do the low hanging fruit things and, you know, put this together in a structured way.

Steve Sigmund: And you mentioned a couple times, the secure email and the messaging component of the solution. Can you comment, I guess Jim, on the status of the critical (patent) and Dana, you know, how you see that component fitting in as a trusted service longer term?

Jim Rutt: We have a substantial investment in critical path and they're our provider of back end services. And that's just something Stratton and I talked about apparently over the weekend. It's a very interesting synergy.

     Some people kind of disrespect the email outsourcing service thing. How can you compete with Hotmail, right? And we concluded that we bring some serious special thoughts. We bring the ability to brand your email with your own domain brand on the Network Solution side. And then on the Verisign side, we do bring the ability to sign mail, to encrypt mail and to provide validation and delivery service guarantees around it.

     So the two companies together, combine with a back end provider such as our friend at critical path, have a unique opportunity to offer a mail solution that really is not (plungable) and really does add some special sauce in it.

Stratton Sclavos: I do know Steve, from our side, we've been looking at delivering a certified messaging service and potentially leveraging technology partners like a critical path to others. And I think as Jim and I have realized, probably together, we have an opportunity to do that faster and a much bigger way.

Steve Sigmund:  Great, thanks and congratulations.

Man:  Thank you.

Operator:  Mark Fernandes, Merrill Lynch.

Mark Fernandes:  Thank you. Stratton, for those of us not familiar with Network
     Solutions, can you describe the plans and synergies in the infrastructure of the two companies? And secondly, can you talk about how this will specifically impact your progress in B-to-B space?

Stratton Sclavos: Let me let Jim talk a little bit about the currently deployed infrastructure. And then I'll give you how that mirrors our own.

Jim Rutt:  The company is located in Herndon Virginia. We have approximately
     1000 employees and similar folks on had. We operated a substantial data center, take registrations as a registrar level.

     We also operate the core infrastructure for all the domain name system on a worldwide basis in (Camdon) and (Norg) where all the competing registrars. Also, use our registry service, pay us $6 per name per name. And the registry also operates the top level of the domain name system around (Camdon) and (Norg) on a worldwide basis, so that every time someone types in www.aol.com, the resolution infrastructure plays its part in connecting that logical name to the computer system on the back end.

     We have a very substantial technology group. We have a 300 person call center on a 7 by 24 basis, speaks 15 languages, supports our customers around the world.

     We're one of the very companies on the Internet that actually have customers in every single country on Earth, even the obscure and the smallest ones. So we really are a very substantial operation that's equally embedded in the operation on a day to day basis of the Internet.

Stratton Sclavos: And so you fit our data centers Mark, Network Solutions are very much like that in terms of the securities perspective, the scaling perspective. In fact, they have tremendously more bandwidth coming into these data centers than we do because of the tremendous volumes they handle.

     So I think from an infrastructure level, you know, this is nothing but good news for us. And we're already looking for some of our new services like in the payment area and in the validation area where you have to have, you know, as we would call it, five or six nines -- 99.99% up times right -- this type of reliability and scalability. And the combined data centers we think is going to be a boon. They're rolling out the new services more quickly and with a higher quality of service.

     As it relates to what do we do with - in B-to-B here? Well clearly we've been making great progress in B-to-B. And there's quite a bit more to come as we've kind of previewed for folks in terms of buyer and seller credentials, enhanced payment services and a unified offering.

     Now with Network Solutions, we can go into those same organizations, give them global name management, international trademark and brand protection. We can put together trusted directory systems that use certificates right, as well as the domain naming infrastructure to roll out community directories.

     And as we've put together some of these new ideas in a transaction or commerce-enabled DNS system, I think you'll find that there's some exciting possibilities to kind of accelerate e-commerce transaction usage in a B-to-B environment.

Mark Fernandes:  Great, thanks a lot and congratulations.

Stratton Sclavos:  Thanks Mark.

Operator:  Todd Reger, Credit Suisse First Boston.

Todd Reger:  Hi, good morning guys, congratulations. I few questions for you.
     Can you talk specifically, in the SSL landscape, what does this acquisition do to some of the other relationships you guys have out there?

Stratton Sclavos: Well I think that this really is, you know, is a front end to much of that in terms of customer acquisition. Of course, Network Solutions is still the premier starting point on the Internet in terms of getting your Web identity and putting it into motion. We think that will give both Verisign and our channel partners an ability to upsell and cross sell into those environments.

     Network Solutions has an expanding international presence. As you know, we've got a very aggressive affiliate program with some of the largest infrastructure players in Europe, Asia and Latin America. We hope to break some synergies there from the Verisign side to help Network Solutions expand that global infrastructure more quickly.

Jim Rutt: We'll also say, to point out that there is very substantial overlap in our reseller and sales partner programs. So there's some real opportunities to provide even higher touch and higher level of customer service as we spread the relationship over a larger revenue base.

Stratton Sclavos: I think we can go to those entities especially in the reseller or wholesale channels as Network Solutions calls it, the Web hosting companies and the ISPs and stem of the, you know, marketshare erosion that you're seeing because of new entrants in the registrar business. Because now we can go into those channels and offer them a complete package of integrated services that they can have a one stop shop for reselling.

Todd Reger: Okay, I recognize the power of that, but what does it do from the certificate perspective? Are you shutting off part of your market here?

Stratton Sclavos: I must not be following your point Todd. How would we be doing that?

Todd Reger: I mean a registered dot com, are they going to be more likely to be using someone else's certificate now?

Stratton Sclavos: Well that's, I guess a possibility, although, you know, we will provide all the services, the same way that Network Solutions registry provides services to competing registrars. We'll continue to provide our services through there. And obviously in some of those environments, it will have to be that our product is a better fit than competitive ones.

Todd Reger: Okay, can you guys give us some guidance? I think you mentioned that Signio is actually closed. Now that you've got (Thought) and Signio done, can you give us revenue guidance for Verisign standalone?

Stratton Sclavos: You know, we're going to be doing that in just the next few days (Todd). You know, as Dana said, we wanted to get ourselves through this and not confuse the market. But we'll certainly be talking to all of you in the next few days about that guidance.

Todd Reger: Okay, and last question and I apologize -- it's a little off the beaten track here -- but (Entrust) is making a lot of noise this morning with Ariba.

Stratton Sclavos:  Right.

Todd Reger: Can you speak specifically to that? And, you know, I know we're going to see some news hopefully in this space, but what's your take on that?

Stratton Sclavos: Yes, all I'll say is stay tuned all right. In that environment, we believe we've got some compelling offerings coming. We've got some partnerships laid out. And now we'll be bringing some of the Network Solution's bandwidth into play as well.

     So we're very comfortable with our position in B-to-B and how we're going to accelerate our momentum there.

Todd Reger:  Great, thanks a lot guys.

Operator:  John Powers, Robertson Stevens.

John Powers: Hi, congratulations. In the face of all these riches, I hesitate to ask what's next. But it seems to me like, you know, Verisign has obviously dramatically repositioned itself with the acquisitions of the last few months. And I wonder, wouldn't rights management be a logical area to extend this sort of end to end life cycle registration and e-commerce management system into?

Stratton Sclavos:  Well I think that there are a lot of opportunities out there
     John. And Jim and I are - and our teams, I think are going to be focused on doing the integration right. I mean that is job number one. So, you know, we're not in a rush to go out and do some things.

     But I think you have characterized it correctly that, you know, this has changed the landscape in some ways. You know, Verisign is not viewed as simply a security play. I don't think Network Solutions will be viewed as simply a domain name registration name. Now it really is the trusted

     Internet infrastructure services company. And there are other, you know, likely - as Jim would say, stars in that constellation to be brought to bear.

John Powers:  Okay thanks, congrats.

Stratton Sclavos:  Thanks John.

Operator:  Steven Birer, Robertson Stevens.

Steven Birer:  Just a small question. Are there any breakup fees?

Stratton Sclavos: There is a breakup fee approximately 2% of the DO which is, you know, at this point in time would be a little over $400 million.

Steven Birer:  Great, congratulations.

Stratton Sclavos:  Thank you.

Operator:  Bob Lam, Bear Stearns.

Bob Lam:  My question has been answered, congratulations.

Stratton Sclavos:  Thanks Bob.

Jim Rutt:  Thanks Bob.

Operator:  Ed Kressler, Angello Gordon.

Ed Kressler: Good morning and congratulations. The question on whether there were callers on the deal was already asked, on - given the stock are there any caps or walkaway prices?

Stratton Sclavos:  No there are not, straight exchange ratio.

Ed Kressler: Great. In terms of expected close, the press release mentioned third quarter which seems relatively long. Can you give a little more detail on why third quarter and where in the third quarter you would expect?

Stratton Sclavos: Just a, you know, complicated transactions with the, you know, HSR filing. Certainly we have, you know, to go to the appropriate regulatory bodies and seek their approval and explain transaction.

     So I think that's our long pole timing on this. Just as that expectation's right, we're hopeful it could happen through the registration of an S4 and, you know, happen more quickly. And we'll just see. And we'll keep people updated. You know, as we know more, you'll know more.

Ed Kressler: Great. In terms of - you mentioned Hart-Scott-Rodino, what other sort of regulatory approvals or approvals or conditions are pursuant to this deal?

Stratton Sclavos: Certainly we'll be talking to the Department of Commerce and, you know, with the S4 filing with the SEC and just getting all that information straight. You know, on the registry business, Network Solutions has a cooperative agreement with the Department of Commerce and with ICANN. And so while this is not a true requirement to assign any contract because it's a reverse triangular merger, in fact, you know, we certainly want to make sure that we're very upfront with all the departments and we gain their support.

Jim Rutt: And we communicated with the Department of Commerce yesterday and with ICANN this morning. And we're reasonable confident at this point that people look favorably upon this transaction.

Ed Kressler:  Okay, and then I'm sorry, I'm - slightly ((inaudible)) here. The
     Department of Commerce and then this ICANN, they're just large contracts that you have that don't require necessarily approval but just sort aren't going to matter for the business going forward?

Stratton Sclavos:  Right, that's right.

Ed Kressler:  Terrific. Great, thanks very much.

Operator:  Martin Pyykkoen, CIBC World Markets.

Martin Pyykkoen: Yes thanks, congratulations as well. A couple questions. I'm just wondering in terms of pricing as you go forward -- not looking for ASPs here at this level -- but just kind of structurally, will things be pursued or considered differently than sort of just, you know, in other words marrying the two companies from a pricing standpoint, first question.

     And then secondly, I think it was sort of referred to in terms of bundling, you know, for all of the enthusiasm about e-commerce and so forth. Is this partly a move to bundle to get maybe the second wave of initial e-commerce players into the fold more quickly as opposed to having them - having to mix the pieces themselves to go forward?

     And then thirdly, just in terms of your three businesses, you sort of talked about them traditionally from the Verisign side, does this, you know, coming together have more of an impact to any one of those three individually or is it, you know, really equally as you see it? Thanks.

Man: We found the answer to the - at least one of the answers to the question about pricing. You know, Network Solutions I think - get Verisign as well. We found that bundling is the answer. And as you said, for the next generation of e-commerce people, this is no longer in the craft industry stage. This is where people want to buy from here a set of services, find a vendor they can rely upon and have them execute for them. So we think that at least in the short term, the interesting things in pricing is in terms of bundling.

Man: And I think from the, you know, Verisign perspective, we now know where all the customers are okay. And we're talking about eight million domain names having been registered and a pretty healthy rate, you know, continuing here. So we know where the customers are. We can offer these combined services to them. And we believe we actually can help them roll out their e-business strategies more quickly because we can provide such a one-stop shop.

     So, you know, we will increase customer success. And as a by-product of that, we hope we'll increase revenue per customer for both companies.

     As it relates to the three businesses Martin, you know, certainly there is on both the authentication business and certificates, going into, you know, new domains or register, helping those folks move to a simple e-commerce model with certificates on their Web site, and frankly with Signio because of the simple model that Signio has for enabling a Web site to take credit card payments literally within a few hours of signing up and getting a merchant account.

     We think both of the authentication and payment business will benefit greatly from this combination.

Martin Pyykkoen: Just on - I had a quick follow-up on Signio. I know it's not the topic for, you know, for this call here today. But I'm just intrigued by two months of doubling customers. Is that largely from bringing the Signio service to the Verisign customer base and some quick hits or anything else that's gone on in there that you can share?

Stratton Sclavos: Well I'm sure we'd love to take credit for it. But frankly the Signio team had been seeing accelerating momentum. As we talked about that acquisition back in December, that was one of the reasons that was one of the reasons we did it.

     We believe that it was still slightly invisible as to what was actually going on there. Their motto on the B-to-C side was taken off. They got integration with QuickBooks 2000 and it shipped in December and rolled out in January. They seeing, I believe now, close to 1000 QuickBooks customers sign on in just a little over 45 days of it being available. So they were gaining tremendous traction on their own.

     With that deal closed now, as you'd expect, we are putting the marketing brain trust together and looking to put together some combinations that we think will be powerful and hopefully keep that going.

Martin Pyykkoen:  Thanks a lot.

Stratton Sclavos:  Thanks Martin.

Operator:  Dang Nguyen, Soros Fund Management.

(John Gillory): Hi, this is (John Gillory). I work with Dang - go into a little more detail about the regulatory approvals? I think you said earlier that you just needed to notify as to a couple of contracts, one with the Commerce Department.

     Is it your contention that only Hart-Scott-Rodino approval for example and getting a proxy out through the SEC are the necessary approvals here - higher approvals for the merger?

Stratton Sclavos:  Yes it is. Yes it is.

(John Gillory):  Okay, thank you.

Operator: Due to time constraints, our final question comes from Paul Merenblom with Prudential Securities.

Paul Merenblom: ((inaudible)) pose any issue with regard to the registrar sign on rate Jim? Do any of the registrars such as Network Solutions who recently went public or any of the others you have in the queue have any claim that this represents an unfair market condition?

Jim Rutt: Keep in mind, the businesses today are very complementary. This is not a vertical integration of any sort. So you never know what people might claim. But on the surface, this appears to be, you know, a very reasonable and complementary combination that will work for the benefit of the customers.

Paul Merenblom: We completely agree with that. It's a - the synergies identified here are tremendous. I'm just wondering if there's a source for outside noise that could in any way interfere with the closing of this transaction?

Man: I think there's always a source for outside noise from somewhere Paul right? And certainly, you know, the press release went on the wire at 4:00. I don't believe this was well-known before that. So we'll see what comes up here. But we're pretty confident that this is a pretty simple idea.

     We've scrubbed this thing as well as we could and feel quite confident.

Paul Merenblom:  Great, thank you.

Operator: Mr. Sclavos, I'll turn it back over to you for any additional or closing remarks.

Stratton Sclavos: Thanks very much everybody, appreciate the time you've spent with us and the good questions. I'm sure there's plenty more that you've got and more that you'll think of through the day and the next few weeks.

     So again, myself and Jim, Bob Korezeniewski and Dana, our Investor Relations Manager, Katie Oschner, we're all standing by to take those calls and we'll try to get you in as quickly as we can. And we are all traveling today through various pieces of the country. But we'll get back to you as soon as we can.

     Thanks again and we'll talk to you all soon.

Operator: Again, thank you for your participation in today's conference. You may disconnect at this time.


                                      END

Cautionary Note Regarding Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of VeriSign and Network Solutions and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the VeriSign or Network Solutions stockholders to approve the merger; the risk that the VeriSign and Network Solutions businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; failure of the combined company's customers to accept the new service offerings and, in particular, the risk that businesses and consumers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and competition in the various markets serviced by the combined company.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both companies as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors That May Affect Future Results of Operations" section of the Management's Discussion and Analysis section of VeriSign's Form 10-K for 1999, Form 10-Q for the quarter ended September 30, 1999, the "Risk Factors" section of VeriSign's S-3 Registration Statement filed with the Securities and Exchange Commission on January 11, 2000, the "Factors Affecting Operating Results" section of the Management's Discussion and Analysis section of Network Solutions' Form 10-Q for the quarter ended September 30, 1999 that was filed with the Securities and Exchange Commission on November 15, 1999 and the "Risk Factors" section of Network Solutions' S-3 Registration Statement filed with the Securities and Exchange Commission on December 22, 1999 and subsequently amended.

Where You Can Find Additional Information

Investors and security holders of both VeriSign and Network Solutions are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. VeriSign and Network Solutions expect to mail a joint proxy statement/prospectus about the merger to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at
http://www.sec.gov. The joint proxy statement/prospectus and such other
------------------
documents may also be obtained from VeriSign or Network Solutions by directing such requests to the respective addresses listed below.

VeriSign and its officers and directors may be deemed to be participants in the solicitation of proxies from VeriSign's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in VeriSign's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 22,1999. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the VeriSign contact listed below.

Network Solutions and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Network Solutions with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Network Solutions' S-3 Registration Statement filed with the Securities and Exchange Commission on December 22, 1999, and subsequently amended. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Network Solutions contact listed below.